UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                           DAVEL COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    238341101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    238341101
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   277,071,847*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     45.1%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------
* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 225,907,083 shares of the Common Stock, par value $0.01 per share (the "Shares"), of Davel Communications, Inc., a Delaware corporation (the "Company"), and Styx Partners, L.P., a Delaware limited partnership ("Styx"), is the holder of 51,164,764 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus and Styx. Thus, as of July 24, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 277,071,847 Shares, or 45.1% of the Shares issued and outstanding as of that date.

Item 1.    Security and Issuer.
           -------------------

           The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Davel Communications, Inc. (the "Company"). The principal executive offices of the Company are located at North Point Tower, 7th Floor, 1001 Lakeside Avenue, Cleveland, Ohio 44114-1195.


Item 2.    Identity and Background.
           -----------------------

           The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the investment manager for Styx Partners, L.P., a Delaware limited partnership ("Styx"). Cerberus and Styx are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

           Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           Pursuant to the Agreement and Plan of Reorganization and Merger, dated February 19, 2002, by and among, among others, the Company and PhoneTel Technologies, Inc. ("PhoneTel") (the "Plan of Reorganization") and the other agreements entered into as part thereof, on July 24, 2002 (i) the Company exchanged certain of its existing debt securities (the "Company Debt") for shares of a wholly-owned subsidiary of the Company (the "Company Sub"), (ii) PhoneTel exchanged certain of its existing debt securities (the "PhoneTel Debt") for shares of common stock of PhoneTel and (iii) through a series of mergers and exchanges of securities by and among certain direct and indirect subsidiaries of the Company (including the Company Sub) and PhoneTel, the holders of the Company Debt and the PhoneTel Debt (who received the shares of the Company Sub and PhoneTel described herein) are to be issued Shares. Also, pursuant to the Plan of Reorganization, the Company and PhoneTel restructured certain of the remaining debt of the Company and PhoneTel.

           Pursuant to the Plan of Reorganization, Cerberus and Styx are to be issued 175,984,096 and 51,164,764 Shares, respectively. The 51,164,764 Shares are to be issued in exchange for shares of PhoneTel, which such shares of PhoneTel were received in exchange for PhoneTel Debt as described above. The PhoneTel Debt which resulted in the issuance of such 51,164,764 Shares was originally held in equal amounts by Ableco Finance LLC ("Ableco") and A2 Funding LP ("A2 Funding"), a Delaware limited liability company and Delaware limited partnership, respectively. Ableco and A2 Funding transferred and assigned to Styx, among other things, the right to receive such 51,164,764 Shares pursuant to an Assignment Agreement, dated as of and effective as of July 24, 2002 (the "Ableco/A2 Assignment Agreement").

           Further, AMROC Investments, LLC ("AMROC") was the holder of Company Debt which, pursuant to an Assignment Agreement, dated as of and effective as of June 4, 2002 (the "AMROC Assignment Agreement"), was assigned by AMROC to Cerberus (the "AMROC Assigned Company Debt"). Pursuant to the Plan of Reorganization, Cerberus is to receive 49,922,987 Shares in exchange for the AMROC Assigned Company Debt.


Item 4.    Purpose of Transaction.
           ----------------------

           The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D, except that, in the future, Cerberus and/or Styx expect to consent and agree to a proposed increase in the size of the boad of directors of the Company which is currently contemplated by the existing board of directors of the Company.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           Based upon information provided by the Company, there were 615,020,085 Shares issued and outstanding as of July 24, 2002. As of July 24, 2002, Cerberus and Styx were the holders of or are to be issued 225,907,083 Shares (inclusive of the Shares to be received as a result of the AMROC Assigned Company Debt) and 51,164,764 Shares, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held or to be received by Cerberus and Styx. Thus, as of July 24, 2002, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 277,071,847 Shares, or 45.1% of the Shares issued and outstanding as of that date.

           During the sixty days prior to July 24, 2002, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was (i) the June 4, 2002 assignment of the AMROC Assigned Company Debt, (ii) the July 24, 2002 assignment of the Shares from Ableco and A2 Funding to Styx and (iii) the July 24, 2002 issuance of the Shares pursuant to the Plan of Reorganization.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           In connection  with the Plan  of Reorganization,  the  assignment  of
Shares to Styx from Ableco and A2 Funding, the assignment of securities to Cerberus from AMROC and the various transactions incidental to or related to each of the foregoing, Cerberus and/or Styx, among others, entered into (i) an Exchange Agreement, dated as of February 19, 2002 (the "Exchange Agreement") pursuant to which, among other things, Cerberus and the other parties to the Exchange Agreement agreed to the exchange of securities described in Item 3 of this Schedule 13D, as more particularly set forth and described in the Exchange Agreement incorporated by reference as Exhibit 1 hereto, (ii) the AMROC Assignment Agreement pursuant to which, among other things, AMROC assigned the AMROC Assigned Company Debt to Cerberus, as more particularly set forth and described in the AMROC Assignment Agreement attached as Exhibit 2 hereto, (iii) the Ableco/A2 Assignment Agreement pursuant to which, among other things, Ableco and A2 Funding assigned the Shares received or to be received pursuant to the Plan of Reorganization to Styx, as more particularly set forth and described in the Ableco/A2 Assignment Agreement attached as Exhibit 3 hereto, (iv) a Participation Agreement, dated as of July 24, 2002, pursuant to which, among other things, Styx transferred to Ableco and A2 Funding certain economic interests in the Shares received pursuant to the Plan of Reorganization, as more particularly set forth and described in the Participation Agreement attached as
Exhibit 4 hereto, (v) a Commitment Letter, dated as of February 19, 2002 (the "Commitment Letter"), pursuant to which, among other things, Cerberus and the Company, among others, committed to and agreed to the transactions contemplated by the Plan of Reorganization, as more particularly set forth and described in the Commitment Letter incorporated by reference as Exhibit 5 hereto and (vi) a Registration Rights Agreement, dated as of July 24, 2002 (the "Registration Rights Agreement"), pursuant to which, among other things, Cerberus and the Company, among others, agreed to the terms pursuant to which the Company shall register the Shares issued under the Plan of Reorganization for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the form of Registration Rights Agreement incorporated by reference as Exhibit 6 hereto.

           The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

           Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           1. Exchange Agreement, dated as of February 19, 2002, by and among the Company, Cerberus and certain other parties and lenders named therein, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed by the Company on February 27, 2002.

           2. AMROC Assignment Agreement, effective as of June 4, 2002, by and between AMROC and Cerberus.

           3. Ableco/A2 Assignment Agreement, effective as of July 24, 2002, by and among Ableco, A2 Funding and Styx.

           4. Participation Agreement, effective as of July 24, 2002, by and among Styx, Ableco and A2 Funding.

           5. Commitment Letter, dated as of February 19, 2002, by and among the Company, Cerberus and certain other parties and lenders named therein, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed by the Company on February 27, 2002.

           6. Form of Registration Rights Agreement, incorporated by reference to Exhibit B to Exhibit 2.2 to the Company's Current Report on Form 8-K filed by the Company on February 27, 2002.




                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              August 5, 2002


                                              /s/ Stephen Feinberg
                                              ----------------------------------
                                              Stephen Feinberg, in  his capacity
                                              as the managing member of Cerberus
                                              Associates,  L.L.C.,  the  general
                                              partner of Cerberus Partners, L.P.
                                              and  the  investment  manager  for
                                              Styx Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                              ASSIGNMENT AGREEMENT

     Reference is made to that certain Credit Agreement dated as of December 23, 1998 (as amended, modified, extended or restated from time to time, the "Credit Agreement") among DAVEL FINANCING COMPANY, L.L.C. (the "Borrower"), Davel Communications, Inc. (the "Parent") and certain subsidiaries of the Borrower and the Parent as Guarantors, the Lenders party thereto, PNC Bank, N.A., as Administrative Agent, BancBoston Robertson Stephens Inc., as Syndication Agent and JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank) as Documentation Agent. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Credit Agreement.

     The "Assignor" and the "Assignee" referred to on Schedule 1 attached hereto agree as follows:

     1. The Assignor hereby sells and assigns to the Assignee, without recourse and without representation or warranty except as expressly set forth herein, and the Assignee hereby purchases and assumes from the Assignor, the interests specified on Schedule 1 attached hereto (the "Assigned Interest") in and to the Assignor's rights and obligations under the Credit Agreement and the other Credit Documents, including, without limitation, (a) the interests of the Assignor, as described on Schedule 1 attached hereto, in the Revolving Loan Commitment Percentage, the Tranche A Term Loan Commitment Percentage and the Tranche B Term Loan Commitment Percentage as of the Effective Date (as defined below), (b) the Loans owing to the Assignor in connection with the Assigned Interest which are outstanding on the Effective Date and (c) in connection with the Assigned Interest, the Assignor's participation interests in all Letters of Credit as of the Effective Date and the rights and obligations appurtenant thereto under the LOC Documents.

     2. The purchase of the Assigned Interest shall be at par (unless otherwise agreed to by the Assignor or Assignee) and periodic payments made with respect to the Assigned Interest which (a) accrued prior to the Effective Date shall be remitted to the Assignor and (b) accrue from and after the Effective Date shall be remitted to the Assignee.

     3. From and after the Effective Date, upon the consent of the Borrower and the Administrative Agent, as applicable, (a) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment, have the rights and obligations of a Lender thereunder, and (b) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released of its obligations under the Credit Agreement.

     4. The Assignor (a) represents and warrants that it is the holder of the Assigned Interest and that the Assigned Interest is free and clear of any adverse claim and (b) makes no representation or warranty and assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Documents; (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto;

or (iii) the financial condition of any Credit Party or the performance or observance by any Credit Party of any of its obligations under the Credit Documents or any other instrument or document furnished pursuant thereto.

     5. The Assignee (a) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in
Section 7.1 thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement; (b) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (c) confirms that it is an Eligible Assignee; (d) appoints and authorizes each of the Agents to take such action on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to such Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; (e) agrees that it will perform, in accordance with the terms of the Credit Agreement, all of the obligations that by the terms of the Credit Agreement are required to be performed by its as a Lender; and (f) agrees that it will, on or before the Effective Date, if applicable, satisfy those obligations set forth in Section 3.13(b) of the Credit Agreement.

     6. Following the execution of this Assignment Agreement, it will be delivered to the Administrative Agent for acceptance and recording by the Administrative Agent, together with the transfer fees, if applicable, set forth in Section 11.3(b) of the Credit Agreement. The effective date for this Assignment Agreement (the "Effective Date") shall be the date of acceptance hereof by the Administrative Agent and the Borrower, if applicable, unless otherwise specified on Schedule 1 attached hereto.

     7. This Assignment Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

     8. This Assignment Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart to this Assignment Agreement by telecopy

     IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement by their duly authorized officers as of the date first set forth above.


                                             AMROC INVESTMENTS, LLC


                                             By: ____________________________
                                                   Name:
                                                   Title:


                                             CERBERUS PARTNERS, L.P.
                                             By: Cerberus Associates, L.L.C.,
                                                   its General Partner


                                             By: ____________________________
                                                   Name:
                                                   Title:

CONSENTED TO (as applicable):

PNC BANK, N.A.,
as Administrative Agent



By: ____________________________
      Name:
      Title:


DAVEL FINANCING COMPANY, L.L.C.,
a Delaware limited liability company

By:  DAVEL COMMUNICATIONS, INC.,
       its sole managing member



By: ____________________________
      Name:
      Title:



                                   SCHEDULE 1
                                       to
                              ASSIGNMENT AGREEMENT


(a)    Effective Date of Assignment:                     June 4, 2002

(b)    Legal Name of Assignor:                           Amroc Investments, LLC

(c)    Legal Name of Assignee:                           Cerberus Partners, L.P.

(d)    Revolving Loan Commitment Percentage Assigned:             16.215690226%

(e)    Revolving Loan Commitment Percentage of Assignor
       after Assignment:                                           0%

(f)    Total Revolving Loans and LOC Obligations
       outstanding as of Effective Date:                      $34,383,087.75 R/L
                                                                 $0.00       L/C
                                                              ------------------
                                                                 $ 34,383,087.75

(g)    Principal Amount of Revolving Loans assigned on
       effective date:                                             $5,575,455.00

(h)    Total Revolving Committed Amount:                      $34,383,087.75

(i)    Principal Amount of Revolving Committed Amount
       assigned on the Effective Date (amount set forth in
       (h) multiplied by the percentage set forth in (d)):    $ 5,575,455.00

(j)    Tranche A Term Loan Commitment Percentage
       Assigned:                                                   16.215690518%

(k)    Tranche A Term Loan Commitment Percentage of
       Assignor after Assignment:                                  0%

(l)    Total Tranche A Term Loans outstanding as of
       Effective Date:                                        $ 109,492,353.84

(m)    Principal Amount of Tranche A Term Loans assigned
       on the Effective Date (the amount set forth in (l)
       multiplied by the percentage set forth in (j)):        $ 17,754,941.24

(n)    Total Tranche A Term Loan Committed Amount:            $ 109,492,353.84

(o)    Principal Amount of Tranche A Term Loan                $17,754,941.24
       Committed Amount assigned on the Effective Date
       (the amount set forth in (n) multiplied by the percentage set forth in (j)):

(p)    Tranche B Term Loan Commitment Percentage
       Assigned:                                               8.341338319%

(q)    Tranche B Term Loan Commitment Percentage of
       Assignor after Assignment:                                0%

(r)    Total Tranche B Term Loans outstanding as of
       Effective Date:                                        $93,379,557.59

(s)    Principal Amount of Tranche B Term Loans assigned
       on the Effective Date (the amount set forth in (r)
       multiplied by the percentage set forth in (p)):        $7,789,104.82

(t)    Total Tranche B Term Loan Committed Amount:            $93,379,557.59

(u)    Principal Amount of Tranche B Term Loan
       Committed Amount assigned on the Effective Date
       (the amount set forth in (t) multiplied by the
       amount set forth in (p)):                              $7,789,104.82

                       ASSIGNMENT AND ASSUMPTION AGREEMENT


     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (the "Agreement") has been made as of this 24th day of July 2002 (the "Effective Date"), by and between Ableco Finance LLC ("Ableco"), A2 Funding LP ("A2 Funding") and Styx Partners, L.P. ("Styx").

                              W I T N E S S E T H :

     WHEREAS, Ableco and A2 Funding were the beneficial owners of certain debt securities issued by PhoneTel Technologies, Inc. ("PhoneTel"), which such debt securities of PhoneTel (the "PhoneTel Debt"), pursuant to the terms of an Exchange Agreement, dated February 19, 2002, by and among, among others, PhoneTel and Davel Communications, Inc. ("Davel"), were exchanged for, among other things, shares of common stock of PhoneTel (the "PhoneTel Debt/Equity Exchange") on the Effective Date; and

     WHEREAS, pursuant to the terms of the Agreement and Plan of Reorganization and Merger, dated February 19, 2002, by and among, among others, PhoneTel and Davel, immediately after the consummation of the PhoneTel Debt/Equity Exchange, through a series of mergers, holders of the shares of common stock of PhoneTel received pursuant to the PhoneTel Debt/Equity Exchange are to receive, in lieu thereof, shares of common stock of Davel (the "Davel Merger Shares") as of the Effective Date;

     WHEREAS, as of the Effective Date, Ableco and A2 Funding had agreed to transfer, set over and assign to Styx all of their rights, title and interest in and to (i) all of the Davel Merger Shares received or to be received pursuant to the Agreement and Plan of Reorganization and Merger and (ii) all other securities, proceeds, contract rights and other property otherwise resulting from or related to such Davel Merger Shares (collectively, the "Assigned Securities and Rights");

     WHEREAS, as of the Effective Date, Styx has agreed to accept the assignment and transfer from Ableco and A2 Funding of the Assigned Securities and Rights;

     WHEREAS, each of the parties hereto believe it to be in their respective best interests to set forth hereinbelow the mutual understandings and agreements reached by and between them with respect to the subject matter hereof, as more particularly provided hereinbelow;

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     Section 1. Assignment of the Assigned Securities and Rights. For and in consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration, each of Ableco and A2 Funding hereby assigns, sets over, transfers and delivers to Styx all of its and their right, title and interest in and to all of the Assigned Securities and Rights. Styx hereby accepts such assignment and transfer.

     Section 2. Further Assurances. Each of the parties hereto shall execute and deliver all such additional instruments and all such other documents, and shall take all such further actions, as may be necessary, or as otherwise may be reasonably requested by any other party hereto, to give effect to and perfect the assignment and transfer intended hereby.

     Section 3. Entire Agreement; Modification and Waiver. This Agreement constitutes the entire agreement among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among them with respect to such matters. This Agreement may only be amended or modified in writing signed by the party against whom enforcement of such amendment or modification is sought. Any of the terms or conditions of this Agreement may be waived at any time by the party or parties entitled to the benefit thereof, but only by a writing signed by the party or parties waiving such terms or conditions. No waiver of any provisions of this Agreement or of any rights or benefits arising hereunder shall be deemed to or shall constitute a waiver of any other provisions of this Agreement (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing.

     Section 4. Binding Effect; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     Section 5. Counterparts; Signatures; Titles and Headings. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument. The headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the date first above written.

                         ABLECO FINANCE LLC, Assignor


                      By:-------------------------------------------------------
                         Stephen Feinberg, President and Chief Executive Officer


                         A2 FUNDING LP, Assignor

                      By:  A2 FUND MANAGEMENT LLC, its General Partner


                      By:-------------------------------------------------------
                         Stephen Feinberg, President and Chief Executive Officer


                      STYX PARTNERS, L.P., Assignee


                      By:-------------------------------------------------------
                         Stephen Feinberg

                          RISK PARTICIPATION AGREEMENT


     THIS RISK PARTICIPATION AGREEMENT (this "Agreement") is made and entered into as of July 24, 2002 (the "Effective Date"), by and between Styx Partners, L.P. (the "Seller"), Ableco Finance LLC ("Ableco") and A2 Funding LP ("A2 Funding" and, collectively with Ableco, the "Purchaser").

                                   WITNESSETH:

     WHEREAS, the Seller and the Purchaser are party to that certain Assignment and Assumption Agreement, dated as of July 24, 2002 (the "Assignment and Assumption Agreement"), pursuant to which, among other things, the Purchaser transferred to the Seller, the Assigned Securities and Rights (as defined in the Assignment and Assumption Agreement);

     WHEREAS, the Seller wishes to convey to the Purchaser, and the Purchaser desires to purchase and assume from Seller, the right to receive payments from the Seller in an amount equivalent to all payments received by the Seller from time to time after the date hereof that relate to the Assigned Securities and Rights; and

     WHEREAS, each of the parties hereto believe it to be in their respective best interests to set forth herein the mutual understandings and agreements reached by and between them with respect to the subject matter hereof, as more particularly provided hereinbelow;

     NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants herein contained and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     Section 1. Payments by Seller to Purchaser. Subject to the terms of this Agreement, from and after the Effective Date, the Seller agrees to pay to the Purchaser, and the Purchaser agrees to take from the Seller, amounts equivalent to all payments received by the Seller in respect of the Seller's Rights (as defined this Section 1). For the purpose of this Agreement, the term "Seller's Rights" means any and all rights, claims (including "claims" within the meaning of Section 101(5) of the United States Bankruptcy Code) and causes of action of the Seller (and its successors and assigns) against any person or entity that arise under, from, in, to or in connection with the Assigned Securities and Rights and/or the benefits transferred pursuant to the Assignment and Assumption Agreement.

     Section 2. Distributions. Whenever the Seller receives a payment of any type or kind in respect of the Seller's Rights (any such payment, a "Distribution"), it will pay an amount equivalent to such Distribution over to the Purchaser within two (2) business days in the same form as such Distribution was received by the Seller. If securities or other non-cash instruments are to be issued or are issued pursuant to such Distribution, the Seller shall notify the Purchaser of such issuance and shall use good faith efforts to cause the Purchaser's share of such securities or instruments to be registered and issued in such names as the Purchaser shall direct. In the event that the Seller cannot cause any such non-cash Distribution to be so registered as directed by the Purchaser, it will, promptly after receipt, transfer such non-cash Distribution to the Purchaser with proper endorsements (without recourse) or, if it is unable to do so for any reason, the Seller shall continue to hold such non-cash Distribution for the Purchaser's account hereunder.

     Section 3. Information and Documents. Whenever the Seller receives information and/or documents directly from or on behalf of the issuer or any third party to which the Assigned Securities and Rights relate, it will promptly provide such information and/or copies of such documents to the Purchaser. The Seller shall have no responsibility or liability to the Purchaser regarding the validity, accuracy, completeness or content of the information and/or documents so furnished under this Section 3.

     Section 4. Duty of Care. The Seller shall not be held to the standard of care of a fiduciary or agent and shall not be a fiduciary or agent for the Purchaser, but, rather, shall exercise only the same care in the administration of the Seller's Rights as it otherwise would if it had not entered into this Agreement. Furthermore, the Seller shall not be liable for any error in judgment or for any action taken or omitted to be taken by it hereunder, except for its own gross negligence or willful misconduct, and the Seller may rely on legal counsel, public accountants and/or other experts reasonably selected or accepted by the Seller and the Seller shall not be liable for any action taken or omitted to be taken in good faith by the Seller in accordance with the advice of such counsel, accountants and/or expert.

     Section 5. Best Efforts; Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto shall use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate, implement and make effective the transactions and relationships contemplated by this Agreement. In the event that at any time after the date of this Agreement any further action is necessary to carry out the purposes of this Agreement, each of the parties hereto shall take all such action without any further consideration therefor.

     Section 6. Binding Effect; Assignment; Successors and Assigns; No Third Party Rights. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives. This Agreement, and the rights and interests transferred herein, may be assigned only with the consent of each of the other parties hereto, which such consent shall not be unreasonably withheld, delayed or conditioned. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, permitted assigns and legal representatives and is not intended, nor shall it be construed, to give any person, other than the parties hereto and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

     Section 7. Entire Agreement; Amendment and Modification; Waiver. This Agreement constitutes the entire agreement between the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings between them with respect to such matters. This Agreement may only be amended or modified in writing signed by the party against whom enforcement of such amendment or modification is sought. Any of the terms or conditions of this Agreement may be waived at any time by the party or parties entitled to the benefit thereof, but only by a writing signed by the party or parties waiving such terms or conditions.

     Section 8. Severability. If any provision of this Agreement or any other agreement, instrument or document delivered in connection with this Agreement, if any, is partially or completely invalid or unenforceable in any jurisdiction, then that provision shall be ineffective in that jurisdiction to the extent of its invalidity or unenforceability, but the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement (and any other agreement, instrument or document delivered in connection with this Agreement, if any), all of which shall be construed and enforced as if that invalid or unenforceable provision were omitted, nor shall the invalidity or unenforceability of that provision in one jurisdiction affect its validity or enforceability in any other jurisdiction.

     Section 9. No Strict Construction. Each of the Seller and the Purchaser acknowledge and agree that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against either party.

     Section 10. Titles and Headings. The captions and headings in this Agreement are for convenience only and are not intended to be full or accurate descriptions of the contents thereof. They shall not be deemed to be part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

     Section 11. Counterpart Execution; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all of which together shall constitute one agreement binding all of the parties hereto. Facsimile signatures to this Agreement, or any document or instrument executed in connection herewith, shall be deemed to constitute an original signature.

     Section 12. Purchaser Action, Etc. For the purpose of this Agreement, any action, notice or other matter that is to be taken with respect to, or provided to, the Purchaser pursuant to this Agreement may be taken with respect to or provided to either Ableco or A2 Funding and the taking of such action or providing of such notice with respect to either Ableco or A2 Funding shall be deemed to be effective as to both Ableco and A2 Funding.

     Section 13. Term and Termination. The obligations of the parties hereto shall terminate when the Seller shall have received all payments of all amounts or distributions in respect of the Seller's Rights and shall have distributed the entirety thereof to the Purchaser. Notwithstanding the foregoing, the termination of this Agreement shall not affect any party's obligation hereunder in respect of obligations arising on or before such termination.

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first above written.


                      STYX PARTNERS, L.P.


                      By:_______________________________________________________
                         Stephen Feinberg


                      ABLECO FINANCE LLC


                      By:_______________________________________________________
                         Stephen Feinberg, President and Chief Executive Officer


                      A2 FUNDING LP

                      By:  A2 FUND MANAGEMENT LLC, its General Partner


                      By:_______________________________________________________
                         Stephen Feinberg, President and Chief Executive Officer